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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               __________________


                                  SCHEDULE 13G
                                 (RULE 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO. 1)*





                          Foxhollow Technologies, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    35166A103
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[_]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

ITEM 1(a).    NAME OF ISSUER:
              --------------
              Foxhollow Technologies, Inc.



ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              -----------------------------------------------
              740 Bay Road, Redwood City, CA 94063-2469



ITEM 2(a).    NAMES OF PERSONS FILING:
              -----------------------
              New Enterprise Associates VII, Limited Partnership ("NEA VII"); NEA Presidents' Fund, L.P. ("Presidents' Fund"); NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII; NEA General Partners, L.P. ("General Partners"), which is the sole general partner of Presidents Fund; Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra") Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (collectively, the "Individuals"). Morris is an individual general partner of NEA Partners VII. The Individuals other than Morris are individual general partners of NEA Partners VII and General Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."



ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              -----------------------------------------------------------
              The address of the principal business office of NEA VII, NEA Partners VII, Presidents' Fund, General Partners, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.



ITEM 4.       OWNERSHIP.
              ---------
              Not applicable.



ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              ---------------------------------------------
              EACH REPORTING PERSON HAS CEASED TO OWN BENEFICIALLY FIVE PERCENT (5%) OR MORE OF THE ISSUER'S OUTSTANDING COMMON STOCK.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     January 24, 2006



NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP


    By:                  *
        --------------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP


By:                      *
    ------------------------------------------
    Charles W. Newhall III
    General Partner


NEA PRESIDENTS' FUND, L.P.

By: NEA GENERAL PARTNERS, L.P.


    By:                  *
        --------------------------------------
        Charles W. Newhall III
        General Partner


NEA GENERAL PARTNERS, L.P.


By:                      *
    ------------------------------------------
    Charles W. Newhall III
    General Partner



                         *
----------------------------------------------
Peter J. Barris

                         *
----------------------------------------------
C. Richard Kramlich



                         *
----------------------------------------------
Peter T. Morris



                         *
----------------------------------------------
John M. Nehra



                         *
----------------------------------------------
Charles W. Newhall III



                         *
----------------------------------------------
Mark W. Perry





                                              *By: /s/ Louis S. Citron
                                                   -----------------------------
                                                   Louis S. Citron
                                                   as Attorney-in-Fact


--------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 14, 2005 in connection with the Schedule 13G filing for Foxhollow Technologies, Inc., which Power of Attorney is incorporated herein by reference.

                                                                       Exhibit 1
                                                                       ---------


                                    AGREEMENT

          Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Foxhollow Technologies, Inc.

          EXECUTED as a sealed instrument this 24th day of January, 2006.


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By: NEA PARTNERS VII, LIMITED PARTNERSHIP


    By:                  *
        --------------------------------------
        Charles W. Newhall III
        General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP


By:                      *
    ------------------------------------------
    Charles W. Newhall III
    General Partner


NEA PRESIDENTS' FUND, L.P.

By: NEA GENERAL PARTNERS, L.P.


    By:                  *
        --------------------------------------
        Charles W. Newhall III
        General Partner


NEA GENERAL PARTNERS, L.P.


By:                      *
    ------------------------------------------
    Charles W. Newhall III
    General Partner



                         *
----------------------------------------------
Peter J. Barris


                         *
----------------------------------------------
C. Richard Kramlich



                         *
----------------------------------------------
Peter T. Morris



                         *
----------------------------------------------
John M. Nehra



                         *
----------------------------------------------
Charles W. Newhall III



                         *
----------------------------------------------
Mark W. Perry





                                              *By: /s/ Louis S. Citron
                                                   -----------------------------
                                                   Louis S. Citron
                                                   as Attorney-in-Fact


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This Agreement to Schedule 13G was executed by Louis S. Citron pursuant to a
Power of Attorney which was filed with the Securities and Exchange Commission on February 14, 2005 in connection with the Schedule 13G filing for Foxhollow Technologies, Inc., which Power of Attorney is incorporated herein by reference.